SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

04054022

6 December 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 2 2004
WASH. D.C. 202

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

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Miscellaneous

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Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	06-Dec-2004 17:43:25
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title * SembCorp Engineers and Constructors secures EPC contracts for Indian oil refinery project

Description

SembCorp Engineers and Constructors secures EPC contracts worth close to S$660 million for Indian oil refinery project

- SembE&C to provide procurement, project management, and construction management for the completion of an oil refinery in India
- This boosts total value of overseas projects secured in 2004 to more than S$1.4 billion

SembCorp Engineers and Constructors (SembE&C) today signed EPC contracts worth close to US$350 million for the restart Essar Oil's refinery project in Vadinar, Gujurat, India.

As part of the same project, SembE&C has - through a consortium it has formed with ABB Lummus - won contracts valued at nearly Euro 40 million for project design and management services, and the construction of a power station. The consortium will provide technical and project management services.

'We are very pleased to have secured these contracts, and view this as a significant step in our efforts to expand our market share of the process engineering industry in the global market,' says SembE&C President and CEO Mr Wong Heang Fine. 'This is a strong endorsement of our strategy of focusing on process engineering sector for our future workload.'

SembE&C is currently also in advanced discussions for new process engineering projects in other parts of the world, including Indonesia, China, Saudi Arabia and the UK. SembE&C recently announced that it had won petrochemical plant contracts exceeding S$345 million in Iran. In the year-to-date, SembE&C has signed overseas contracts valued at more than S$1.4 billion.

SembE&C is expected to commence work on Essar's 10.5 million tpa refinery in mid-December, and to conclude works by November 2006. Construction work on the oil refinery undertaken previously by other companies was halted in 1999 following damage sustained during a cyclone.

These contracts do not have a material impact on SembCorp Industries' earnings per share for 2004.

Singapore, 6 December 2004

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About SembCorp Engineers and Constructors

SembCorp Engineers & Constructors (SembE&C) is the largest engineering and construction group in Southeast Asia, with core capabilities in process engineering and design, civil engineering and building construction.

With experience in 35 countries, including China, India, Mexico, Middle East, Southeast Asia and the United Kingdom, SembE&C has achieved a strong reputation for its ability in delivering state of the art construction methods and more importantly successfully completing the project on time and within budget.

SembE&C employs more than 1200 employees worldwide.

Media Contact:

Michelle Ng
Group Corporate Relations
SembCorp Industries
Tel: +65 6723 3153
Fax: +65 6822 3240
Email: michelle.ng@sembcorp.com.sg

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